SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Announcement  | Lisbon  | 21 November 2013

PT informs on Oi’s announcement

Portugal Telecom SGPS, S.A. (“PT”) informs, at the request of Comissão do Mercado de Valores Mobiliários (“CMVM”), that Oi’s announcement attached hereto was disclosed with the Brazilian Comissão de Valores Mobiliários (“CVM”) on 25 October 2013.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

OI S.A.

CNPJ/MF Nº 76.535.764/0001-43

NIRE 33.30029520-8

Publicly-held company

NOTICE TO THE MARKET

Oi S.A. (“Oi”), in compliance with requests made by the Brazilian Securities Commission, hereby reiterates and clarifies to its shareholders and to the market certain information related to the transactions provided in the Memorandum of Understanding for the merger of the activities of Oi and Portugal Telecom SGPS S.A. (“Portugal Telecom”) (the “Transactions”), announced in the Fato Relevante dated October 2, 2013.

As described in the Fato Relevante, Telemar Participações S.A. (“TmarPart”) and holding companies that hold shares of TmarPart, AG Telecom Participações S.A. (“AG”) and LF Tel S.A. (“LF”), will be capitalized with the resources needed to fully repay their indebtedness, in a manner such that, other that the shares of Oi, the net assets represented by the other assets and liabilities of these companies corresponds to zero or slightly more than zero. The increase in the capital of AG and LF, to be contributed directly or indirectly by Portugal Telecom, will be approximately R$2.25 billion. AG and LF, in turn, will contribute approximately R$3.1 billion to the capital of TmarPart, in the proportion of 50.0% each.

These capital increases will be made through the subscription by Portugal Telecom of debentures convertible into shares of AG and LF, followed by the subscription by AG and LF of debentures convertible into shares of TmarPart, providing the funds necessary to settle the debt of each of these companies, which amounts to an aggregate of approximately R$4.5 billion, consisting of R$650 million of debt of each of AG and LF, and approximately R$3.1 billion of debt of TmarPart.

After these capital increases, the corporate structure of these companies will be simplified through corporate reorganization transactions. Any goodwill registered by these companies as a result of these transactions will not be considered for the purposes of determining the exchange ratio applicable to the mergers (including goodwill registered by TmarPart with respect to the acquisition of Brasil Telecom S.A.), given that, as previously disclosed, the exchange ratios for these mergers were based on the Oi shares held directly or indirectly by the companies involved in the Transactions (assuming that they will be capitalized with the resources (cash or very liquid assets) needed to settle their indebtedness in full).

As a result, the goodwill registered in the companies whose corporate structure will be simplified (including Bratel Brasil S.A.), which includes not only the goodwill related to the acquisition of Brasil Telecom S.A. mentioned above, but also other goodwill created by the controlling shareholders of Oi that may be transferred to Oi for the benefit of all of Oi’s shareholders, will not result in any dilution to the non-controlling shareholders of these companies. The controlling shareholders of Oi will not use the right provided in article 7 of CVM Instruction No. 319/99, therefore the goodwill will be used to benefit all the shareholders. When applicable, the companies involved in the Transactions will comply with article 6 of CVM Instruction No. 319/99.

Finally, Oi filed, via CVM’s IPE System, on this date, a copy of the Memorandum of Understanding dated October 1, 2013 in relation to the Transactions. It is important to note that the Memorandum of Understanding is subject to the satisfaction of conditions, including the negotiation and execution of definitive agreements and the definition of a final structure for the conclusion of the action that are part of the Transactions.

Rio de Janeiro, October 25, 2013.

OI S.A.

Bayard De Paoli Gontijo

Investor Relations Officer

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information related to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi, (2) the proposed merger of shares (incorporação de ações) between either TmarPart or another company constituted for this purpose (“Corpco”) and Oi, and (3) the proposed merger (incorporação) of Portugal Telecom with and into CorpCo.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding this proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed capital increase, proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from CorpCo or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to TmarPart, Oi or Portugal Telecom or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TmarPart, Oi or Portugal Telecom or CorpCo make on related subjects in reports and communications TmarPart, Oi or Portugal Telecom or CorpCo file with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.